UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION
(Name of Subject Company)

VN CAPITAL FUND I, L.P.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

106764103
(CUSIP Number of Class of Securities)

Mr. James T. Vanasek
Mr. Patrick Donnell Noone
VN CAPITAL FUND I, L.P.
1133 Broadway, Suite 1609
New York, NY 10010
Telephone: (212) 393-1140
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

COPIES TO:
James Rieger, Esq.
Jamie B.W. Stecher, Esq.
Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, NY 10022
(212) 508-6700

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this Schedule 14D-9) relates is Breeze-Eastern Corporation, a Delaware corporation (the “Company“). The address of the Company’s principal executive office is 35 Melanie Lane, Whippany, New Jersey 07981. The telephone number of the Company’s principal executive office is (973) 602-1001.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company s common stock, par value $0.01 per share (the “Company Shares”). As of the close of business on December 2, 2015, according to the Company’s public filings, there were 9,916,242 Company Shares issued and outstanding. In addition, 1,163,500 Company Shares were reserved for issuance upon the exercise of Company stock options and 169,232 Company Shares were reserved for issuance pursuant to the Company’s plans providing for the grant of equity-based awards to directors, officers, employees or other service providers, consisting of 81,380 Company Shares reserved under the Companys 2006 Long-Term Incentive Plan and 87,852 Company Shares reserved under the Company’s 2012 Incentive Compensation Plan.

Item 2. Identity and Background of Filing Person

Name and Address

This Schedule 14D-9 is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of 1,254,711 Company Shares , representing approximately 12.6% of the Company Shares presently outstanding.

VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 1133 Broadway, Suite 1609, New York, New York 10010.

The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC.  VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies which serve as the general partners of VN Capital Fund I, L.P.  The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 1133 Broadway, Suite 1609, New York, New York  10010.

James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC.  The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 1133 Broadway, Suite 1609, New York, New York 10010.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Hook Acquisition Sub Inc., a Delaware corporation  (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Company Shares other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any wholly owned subsidiary of Parent or the Company or held by Company stockholders who are entitled to demand, and who properly demand, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware(the “DGCL”), at a purchase price of $19.61 per Company Share (the “Offer Price”), net to the seller thereof in cash, subject to withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase“), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer“). The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 3, 2015.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the DGCL, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of Company Shares that, when added to the Company Shares beneficially owned by Parent and its subsidiaries (if any), would represent a majority of the Company Shares then outstanding, determined on a fully diluted basis.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934) the Offer on December 3, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 31, 2015.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.

The Reporting Persons have filed this Schedule 14D-9 with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9, to the knowledge of the Reporting Persons as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Reporting Persons or their affiliates, on the one hand, and (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation

Recommendation of the Reporting Persons

The Reporting Persons recommend that shareholders of the Company (i) seek appraisal of their Company Shares pursuant to Section 262 of the DGCL and (ii) not tender their Company Shares in the Offer.

Reasons for the Recommendation

The Reporting Persons encourage other shareholders not to tender their Company Shares because the Reporting Persons believe the accepted $19.61 sale price is inadequate and significantly undervalues the Company.

The Reporting Persons firmly believe the Company should not accept a 6.6% sale discount. The Company's closing stock price was $21 on November 18, 2015; the day prior to the sale announcement.  The Reporting Persons believe that the Company holds dominant market share, excellent cash flow generation capability and compelling growth prospects. As such, it should receive a premium to its pre-merger announcement level.

The Reporting Person’s believe that this markdown enables the Company's two largest stock holders, Tinicum and Wynefield Capital Management, to liquidate their respective positions. This should not force other shareholders to receive an inadequate price for their stock, especially since many would like to remain owners of a thriving Breeze-Eastern.

The Reporting Persons disagree with the valuation methodology pursued by Harris Williams & Co., in its advisory role to the board of directors of the Company.  The Reporting Persons believe that such analysis contains a number of fundamental flaws and fear that it was designed to justify the agreed discounted price and not to reflect the Company’s true value.

Furthermore, the Reporting Persons believe that the process leading up to the merger agreement, as revealed in the Schedule 14D-9 filed on December 3, 2015 by the Company, the limited ‘go-shop’ window and substantial break-up fee, bias the outcome in favor of an expeditious “private-equity exit strategy” instead of maximizing the potential sale price for all shareholders.

Intent to Tender

The Reporting Persons do not intend to tender any of their Company Shares in the Offer and, instead, intend to seek appraisal of their Company Shares pursuant to Section 262 of the DGCL.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

None of the Reporting Persons, nor any person acting on their behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Reporting Persons, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions in the Company Shares have been effected during the past 60 days by the Reporting Persons, or, to the Reporting Person’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Reporting Persons, except for the transactions set forth below:

This following sets forth information with respect to each purchase of Company Shares which was effectuated by VN Capital Fund I, L.P. in the last sixty days.  All transactions were effectuated in the open market through a broker.

Date of Transaction	Amount of Shares	Price per Share
08/05/15	1,000	$12.00
08/07/15	10,000	$11.88
09/08/15	1,000	$13.78
09/21/15	1,000	$13.93
09/28/15	353	$13.75
09/29/15	7,700	$13.73
12/02/15	5,000	$19.63

Item 7. Purposes of the Transaction and Plans or Proposals
Not applicable.

Item 8. Additional Information
Not applicable.

Item 9. Exhibits

Exhibit No.
(a)(1)	Press release dated December 8, 2015 issued by VN Capital Management, LLC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VN CAPITAL FUND I, L.P. By: VN Capital Management, LLC, its general partner

By:	/s/ James T. Vanasek
Name: James T. Vanasek Title: Managing Member

VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name: James T. Vanasek Title: Managing Member

Johnville Capital Management, LLC

By:	/s/ James T. Vanasek
Name: James T. Vanasek Title: Managing Member

By:	/s/ James T. Vanasek
James T. Vanasek

By:	/s/ Patrick Donnell Noone
Patrick Donnell Noone

Dated December 8, 2015

Exhibit (a)(1)

Breeze-Eastern Corporation Major Shareholder Opposes TransDigm Group Merger

VN Capital Urges Others to Vote No to the Proposed Tender Offer

NEW YORK, NEW YORK - (December 8, 2015) - VN Capital Management LLC, an investment advisor to a fund holding approximately 12.6% of Breeze-Eastern Corporation (BZC) common shares, opposes the recently announced merger agreement between Breeze-Eastern and TransDigm Group, Inc. (TDG). VN Capital encourages other shareholders not to tender their shares because we believe the accepted $19.61 sale price is inadequate and significantly undervalues the company.

"We firmly believe Breeze-Eastern should not accept a 6.6% sale discount. The Company's closing stock price was $21 on November 18, 2015; the day prior to the sale announcement. Breeze-Eastern holds dominant market share, excellent cash flow generation capability and compelling growth prospects. As such, it should receive a premium to its pre-merger announcement level."  said James Vanasek, Principal at VN Capital.

"This markdown, enables the company's two largest stock holders Tinicum and Wynefield Capital Management to liquidate their respective positions. This should not force other shareholders to receive an inadequate price for their stock, especially since many would like to remain owners of a thriving Breeze-Eastern,” said Vanasek.

“We disagree with the valuation methodology pursued by Harris Williams & Co., in its advisory role to the Breeze-Eastern Board.  We believe it contains a number of fundamental flaws and we fear that it was designed to justify the agreed discounted price and not to reflect the Company’s true value.

Furthermore, VN Capital believes that the process leading up to the merger agreement, as revealed in the Schedule 14D-9 filed on December 3, 2015, the limited ‘go-shop’ window and substantial break-up fee, bias the outcome in favor of an expeditious “private-equity exit strategy” instead of maximizing the potential sale price for all shareholders." added Don Noone, also Principal at VN Capital.

Given this view, VN Capital is exploring all of its legal options, not limited to, but including seeking to exercise its appraisal rights, in opposition to the proposed merger. VN Capital encourages shareholders to exercise their appraisal rights and not tender into the offer.

About VN Capital Management

VN Capital Management, LLC is a registered investment advisory firm located in New York, New York that was founded in 2002 by P. Donnell Noone and James T. Vanasek.  The firm manages a hedge fund that holds a concentrated portfolio of small-cap equities.

About Breeze-Eastern Corporation

Breeze-Eastern is a leading global designer and manufacturer of high performance lifting and pulling devices for military and civilian aircraft, including rescue hoists, winches and cargo hooks and weapons lifting systems

FOR FURTHER INFORMATION PLEASE CONTACT:

VN Capital Management, LLC

James Vanasek

(212) 393-1140

jtv@vncapital.net